02016574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
FEB 2 5 2002
080

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for February 25, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-~~61840~~ 37616
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

Exhibit Index at page 3.

NY1 5149646v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 15, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________

Name: Steve Warjanka

Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Credit Suisse First Boston Corporation	

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-7

CSFB
CREDIT SUISSE FIRST BOSTON CORPORATION

***** PRELIMIMARY SALES POINTS *****

CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-7

[$200,000,000]
(Approximate)

DLJ Mortgage Capital, Inc.
Seller

Washington Mutual Mortgage Securities Corp.
GreenPoint Mortgage Funding, Inc.
Sellers and Servicers

RBMG, Inc.
Servicer

Olympus Servicing, L.P.
Servicer and Special Servicer

Credit Suisse First Boston Mortgage Securities [Acceptance] Corp.
Depositor

[Closing Date: February 26, 2002]

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Credit Suisse First Boston Corporation nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities, discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Corporation Trading Desk at (212) 325-0357.

Please be advised that the securities herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities. If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

TRANSACTION SUMMARY (OFFERED CERTIFICATES) (1), (2), (3)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Window To Call	Proposed Ratings (Moody's/S&P)
A-1	$72,406,000	36.20%	Floating (4)(5)	1.00	3/02 – 1/04	Aaa/AAA
A-2	$59,987,000	29.99%	Fixed (4)	3.00	1/04 – 7/06	Aaa/AAA
A-3	$15,855,000	7.93%	Fixed (4)	5.00	7/06 – 10/07	Aaa/AAA
A-4	$24,636,000	12.32%	Fixed (4)	7.00	10/07 – 12/10	Aaa/AAA
A-5	$17,116,000	8.56%	Fixed (4)(6)	10.54	12/10 – 4/13	Aaa/AAA
A-IO	(7)	(7)	(7)	1.06 (8)	-	Aaa/AAA
M-1	$4,500,000	2.25%	Fixed (4)(6)	6.07	3/05 – 4/13	Aa2/AA
M-2	$4,000,000	2.00%	Fixed (4)(6)	5.63	3/05 – 10/11	A2/A
B	$1,500,000	0.75%	Fixed (4)(6)	4.28	3/05 – 5/08	Baa2/BBB
Total	$200,000,000	100.00%				

TRANSACTION SUMMARY (NON-OFFERED CERTIFICATES) (2)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Window To Call	Proposed Ratings (Moody's/S&P)
R	$100	-	Fixed (9)	-	-	-/AAA
X	$[0]	-	(10)	-	-	-

Notes:

(1) Balances subject to a 5% variance

(2) Pricing Speed of 115 PPC. 100 PPC assumes a ramp of 6 CPR in month 1, rising to 20 CPR in month 12 and 20 CPR thereafter for life.

(3) The Certificates are priced to a 5% cleanup call.

(4) The pass-through rate is subject to a Net Wac Cap as described herein.

(5) The initial pass-through will be equal to the lesser of LIBOR + [0.20]% and the Net Wac Cap.

(6) The initial pass-through rate is subject to an increase of 0.50% per annum on the first distribution date after the first possible optional termination date.

(7) The pass-through rate for the Class A-IO Certificates will be 8.00% per annum. The Class A-IO Certificates will only be entitled to interest for the first [30] distribution dates. The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the [20]th distribution date $[20,000,000]; from and including the [21]st through the [25]th distribution date $[16,250,000]; from and including the [26]st through the [30]th distribution date $[12,500,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

(8) Duration.

(9) Non-Economic Residual

(10) Economic Residual

CSFB

Credit Suisse First Boston Corporation

Transaction Highlights

Sole Underwriter:	Credit Suisse First Boston Corporation ("CSFB") (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities [Acceptance] Corp.
Sellers:	DLJ Mortgage Capital, Inc.; Washington Mutual Mortgage Securities Corp. (WMMSC); GreenPoint Mortgage Funding, Inc.
Servicers:	WMMSC; GreenPoint Mortgage Funding, Inc; RBMG, Inc.
Master Servicer:	[TBD]
Special Servicer:	Olympus Servicing, L.P. ("Olympus")
Trustee:	Bank One, National Association ("Bank One")
Cut-Off Date:	February 01, 2002
Closing Date:	On or about February 26, 2002
Investor Settlement Date:	On or about February 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing March 2002.
Delay Days:	24 days, except for the Class A-1 which is 0 days.
Optional Call:	The transaction will have an optional 5% clean-up call.
Offered Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-IO, Class M-1, Class M-2 and Class B
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.

ERISA/SMMEA Eligibility:

CLASS	ERISA	SMMEA
A-1	Yes	Yes
A-2	Yes	Yes
A-3	Yes	Yes
A-4	Yes	Yes
A-5	Yes	Yes
A-IO	Yes	Yes
M-1	Yes	Yes
M-2	Yes	No
B	Yes	No

Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement.

Prepayment Period: With respect to any distribution date and a prepayment in full: For loans where the servicer if not WMMSC, the calendar month immediately preceding the month in which such distribution date occurs. For loans serviced by WMMSC, the 15th of the month immediately preceding the month in which such distribution date occurs to the 14th of the month in which the distribution date occurs. For any distribution date and any partial prepayment, the calendar month preceding that distribution date.

Coupon Step-Up: After the date on which the optional termination may be exercised, the pass-through rate on the Class A-5, M-1, M-2 and B Certificates will be increased by 50 basis points.

P&I Advances: The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that they reasonably believe that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Pricing Prepayment Speed: The Certificates are priced to call at 115 PPC. 100 PPC assumes a ramp of [6%] CPR increasing to [20%] CPR in month 12 and then fixed at [20%] CPR for life.

Registration: Delivery of Certificates will be made available through DTC, Clearstream, Luxembourg and Euroclear.

Accrual Period: For any distribution date and Certificates other than the Class A-1, the calendar month immediately preceding that distribution date. For any distribution date and the Class A-1, the period from and including the 25th day of the calendar month immediately preceding that distribution date to and including the 24th day of the calendar month of that distribution date. All Certificates will accrue interest on the basis of a 360-day year consisting of twelve 30-day months.

Pass-Through Rate: Coupons subject to caps as listed in the 'Transaction Summary' section.

Interest Shortfall: For any distribution date is equal to the aggregate shortfall, if any, in collections of interest (adjusted to the related net mortgage rate) on the mortgage loans resulting from (a) principal prepayments in full and in part received during the related Prepayment Period and (b) interest payments on certain of the mortgage loans being limited pursuant to the provisions of the Soldiers' and Sailors' Civil Relief Act of 1940.

Compensating Interest: For each of the mortgage loans serviced by a servicer and any distribution date, an amount, as further described in the Prospectus Supplement, to be paid by that servicer in connection with prepaid mortgage loans.

Current Interest: For any distribution date, the amount of interest accruing at the applicable Pass-Through Rate on the related Class Principal Balance or notional amount, as applicable, during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any Interest Shortfalls to the extent not covered by Compensating Interest.

Collection Period: For any distribution date is the period from the second day of the month immediately preceding such distribution date to and including the first day of the month of that distribution date.

Payaheads: Any scheduled payment intended by the related mortgagor to be applied in a Collection Period subsequent to the Collection Period in which such payment was received.

Insurance Proceeds: Amounts paid pursuant to any insurance policy with respect to a mortgage loan that have not been used to restore the related mortgaged property or released to the mortgagor in accordance with the terms of the pooling and servicing agreement, subject to the terms and conditions of the related mortgage note and mortgage.

Liquidation Proceeds: Amounts, including Insurance Proceeds, received in connection with the liquidation of a defaulted mortgage loan, whether through trustee's sale, foreclosure sale, or otherwise or amounts received in connection with any condemnation or partial release of a mortgaged property.

Interest Remittance Amount: For any distribution date the sum of:

1) all interest collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the servicing fees and trustee and [master servicing] fees with respect to such mortgage loans and (y) unreimbursed advances and other amounts due the servicers or [master servicer], the trust administrator or the trustee with respect to such mortgage loans, to the extent allocable to interest,

2) all Compensating Interest paid by the servicers of the mortgage loans with respect to the related Collection Period,

3) the portion of any substitution amount or purchase price paid with respect to such mortgage loans during the related Collection Period allocable to interest,

4) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Applied Loss Amount: If on any distribution date, after giving effect to all Realized Losses incurred with respect to the mortgage loans during the Collection Period for such distribution date and payments of principal on such distribution date, the aggregate Class Principal Balance of the Class A-1, A-2, A-3, A-4, A-5, M-1, M-2 and Class B Certificates exceeds the Aggregate Loan Balance for the mortgage loans for such distribution date (such excess, an "Applied Loss Amount"), such amount will be allocated in reduction of the Class Principal Balance of the Class B Certificates, until Class Principal Balance has been reduced to zero; and then, the Class M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero; and then , the Class M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero. The Class Principal Balance of the Class IV-A-1 Certificates will not be reduced by allocation of Applied Loss Amounts.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the rate at which the expense fees including the servicing fees, the trustee fees and the [master servicing fees] accrue

Deferred Amount: For any Class M-1, M-2 and Class B Certificates and distribution date, will equal the amount by which (x) the aggregate of the Applied Loss Amounts previously applied in reduction of the Class Principal Balance thereof exceeds (y) the aggregate of amounts previously paid in reimbursement thereof.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before such date of determination.

Aggregate Loan Balance: For the mortgage loans and any distribution date, will equal the aggregate of the Stated Principal Balances of the mortgage loans as of the last day of the prior month.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Net Funds Cap: For any distribution date will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date.

A-IO Notional Amount: For any distribution date, the notional amount of the Class A-IO Certificates will be equal to the lesser of:

1) from and including the 1st through the [20]th distribution date $[20,000,000]; from and including the [21]st through the [25]th distribution date $[16,250,000]; from and including the [26]th through the [30]th distribution date $[12,500,000]; thereafter $0 and

2) the Aggregate Loan Balance for such distribution date.

Net WAC Cap:

Class A-1, A-2, A-3, A-4, A-5, M-1, M-2 and B (A) For the first [30] distribution dates, a per annum rate equal to (1) the Net Funds Cap minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) Class A-IO Notional Amount immediately prior to such distribution date, and the denominator of which is (y) the Aggregate Loan Balance of the mortgage loans on the first day of the month preceding such distribution date and (B) for each distribution date thereafter, the Net Funds Cap.

Principal Payments: The Certificates will receive payments of principal in the following order: to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Class Principal Balance: With respect to any certificate (other than the Class A-IO Certificates) as of any date of determination, an amount equal to the initial principal balance of that class, reduced by the aggregate of the following amounts allocable to that class: (a) all amounts previously distributed to holders of certificates of that class as payments of principal and (b) Allocated Realized Loss Amounts previously allocated to that class.

Principal Remittance Amount: For any distribution date will be equal to the sum of:

1) all principal collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period (less unreimbursed advances, servicing advances and other amounts

due to the trustee, [the master servicer] and the trust administrator with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period,

2) all principal prepayments received during the related Prepayment Period,

3) the outstanding principal balance of each mortgage loan that was repurchased by the applicable seller or Olympus during the related Collection Period,

4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the related Collection Period allocable to principal and

5) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to principal.

Interest Carry Forward Amount: For each Class of Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.

Basis Risk Carryforward Interest: If on any Distribution Date, the Pass-Through Rate for a Class of Certificates is based on the Net WAC Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Cap, up to the Net Funds Cap, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net WAC Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.

Overcollateralization Amount: For any distribution date will be equal to the amount, if any, by which

1) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds

2) the aggregate Class Principal Balance of the Class A-1,A-2,A-3,A-4,A-5,M-1,M-2 and B Certificates after giving effect to payments on such distribution date.

Target Overcollateralization Amount: For any distribution date prior to the Stepdown Date, approximately 0.50% of the Aggregate Loan Balance of the mortgage loans as of the cut-off date; with respect to any distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, the greater of (a) approximately 1% of the Aggregate Loan Balance of the mortgage loans for such distribution date, or (b) approximately 0.50% of such Aggregate Loan Balance as of the cut-off date; with respect to any distribution date on or after the Stepdown Date with respect to which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization

Amount for the distribution date immediately preceding such distribution date.

Overcollateralization Release Amount: For any distribution date will be equal to the lesser of :

1) the Principal Remittance Amount for such distribution date and
2) the amount, if any, by which
   a. the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the Class A-1,A-2,A-3,A-4,A-5,M-1,M-2 and B Certificates, exceeds
   b. the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any Distribution Date will be equal to the Principal Remittance Amount for such date minus the Overcollateralization Release Amount, if any, for such date.

Monthly Excess Interest: For any distribution date, the sum of:

1) any amount of the Interest Remittance Amount remaining after the Class A-1,A-2,A-3,A-4,A-5, A-IO, M-1,M-2 and B Certificates have been paid their Current Interest and any Carryforward Interest
2) any portion of the Principal Payment Amount remaining after distributions of principal on the A-1,A-2,A-3,A-4,A-5,M-1,M-2 and B Certificates

Monthly Excess Cashflow: For any distribution date, an amount equal to the sum of the Monthly Excess Interest and Overcollateralization Release Amount, if any, for such date.

Senior Enhancement Percentage: With respect to any distribution date and the Class A Certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior taking into account the distribution of the Principal Payment Amount on such Distribution Date, by (y) the Aggregate Loan Balance of the Mortgage Loans for such distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in March 2005 and (y) the first distribution date on which the Senior Enhancement Percentage is greater than or equal to [11.00]%.

Priority of Payments:

Interest Distributions

On each distribution date, the Interest Remittance Amount will be distributed in the following order of priority:

1) To the holders of the Class A-IO and the Class A-1 through A-5 Certificates, pro rata, Current Interest and any Interest Carry Forward Amount for such distribution date;
2) To the Class M-1 Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;
3) To the Class M-2 Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;

4) To the Class B Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;
5) for application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Interest Remittance Amount remaining after application pursuant to clauses (1) through (3) above for such distribution date.

Principal Distributions

On each distribution date, the Principal Payment Amount will be distributed in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero; and

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, the Class A Principal Distribution Amount, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
5) For application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (1) through (4) above.

Monthly Excess Cashflow

On each distribution date, the Monthly Excess Cashflow will be distributed in the following order of priority:

(1)

(A) until the aggregate Class Principal Balance of the Certificates equals the Aggregate Loan Balance of the mortgage loans for such distribution date minus the Targeted Overcollateralization Amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the Certificates, in the following order of priority:

i. to the Class A Certificates, in accordance with rules in effect prior to the Stepdown Date or on which a Trigger Event is in effect, until the Class Principal Balance of such Classes have been reduced to zero;
ii. to the Class M-1 Certificates, until the Class Principal Balance of such Class is reduced to zero;
iii. to the Class M-2 Certificates, until the Class Principal Balance of such Class is reduced to zero; and
iv. to the Class B Certificates, until the Class Principal Balance of such Class is reduced to zero;

(B) on each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above under "—Principal Distributions—" , after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

(2) to the Class M-1 Certificates, any Deferred Amount for such class;

(3) to the Class M-2 Certificates, any Deferred Amount for such class;

(4) to the Class B Certificates, any Deferred Amount for such class;

(5) to the Class A Certificates, any Basis Risk Carry Forward Amount for such class;

(6) to the Class M-1 Certificates, any Basis Risk Carry Forward Amount for such class;

(7) to the Class M-2 Certificates, any Basis Risk Carry Forward Amount for such class;

(8) to the Class B Certificates, any Basis Risk Carry Forward Amount for such class;

(9) to the Class X Certificates, the remaining amount.

Class A Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the Class Principal Balance of the Class A Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [89.00]% and (ii) the Aggregate Loan Balance for the mortgage loans for such distribution date and (B) the amount, if any, by which (i) such Aggregate Loan Balance for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class M-1 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class A Certificates after giving effect to payments on such distribution date and (ii) the Class Principal Balance of the Class M-1 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class M-2 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class A Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class M-1 Certificates after giving effect to payments on such distribution date and (iii) the Class Principal Balance of the Class M-2 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [97.50]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class B Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class A Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class M-1 Certificates after giving effect to payments on such distribution date, (iii) the Class Principal Balance of the Class M-2 Certificates after giving effect to payments on such distribution date and (iv) the Class Principal Balance of the Class B Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [99.00]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

jAllocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Monthly Excess Cashflow.

Trigger Event: TBD

Credit Enhancement:

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[5.00]%	[5.50]%	[11.00]%
M-1	[2.75]%	[3.25]%	[6.50]%
M-2	[0.75]%	[1.25]%	[2.50]%
B	[0.00]%	[0.50]%	[1.00]%

* Prior to stepdown date, based on Initial Pool Balance.
** After stepdown date, based on current pool balance.

- Excess spread, which will initially be equal to approximately [165] bps per annum (before losses), is expected to be available to build OC commencing on the March 2002 Distribution Date.
- Overcollateralization ("OC")

  Initial (% Orig.) 0.00%

OC Target (% Orig.)	0.50%
OC Floor (% Orig.)	0.50%

- Subordination: Initially, 5.00% for the Class A Certificates; 2.75% for the Class M-1 Certificates and 0.75% for the Class M-2 Certificates.

Overcollateralization Deficiency Amount: For any distribution date will be equal to the amount, if any, by which

1) the Targeted Overcollateralization Amount for such distribution date exceeds

2) the Overcollateralization Amount for such distribution date, calculated for this purpose after giving effect to the reduction on such distribution date of the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2 and Class B Certificates resulting from the payment of the Principal Payment Amount on such distribution date, but prior to allocation of any Applied Loss Amount on such distribution date.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $[1] in excess thereof.

Prepayment Sensitivity Tables

Class A-1 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	11.83	2.01	1.43	1.00	0.93	0.80	0.71	0.64
Modified Duration (years)	10.24.58	1.94	1.39	0.98	0.91	0.79	0.70	0.63
Principal Window (months)	Mar02 - Apr21	Mar02 - Mar06	Mar02 - Dec04	Mar02 - Jan04	Mar02 - Nov03	Mar02 - Aug03	Mar02 - Jun03	Mar02 - Apr03

Class A-2 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	22.57	6.59	4.54	3.00	2.76	2.28	1.94	1.69
Modified Duration (years)	12.53	5.33	3.89	2.68	2.48	2.08	1.79	1.57
First Principal Payment	Apr21 - Oct27	Mar06 - Dec11	Dec04 - Dec08	Jan04 - Jul06	Nov03 - Mar06	Aug03 - Jul05	Jun03 - Nov04	Apr03 - Jun04
Principal Window (months)	95	64	45	33	27	20	17	15
Yield @ Par	5.60	5.56	5.54	5.50	5.49	5.46	5.44	5.41

Class A-3 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	26.29	11.02	7.64	5.00	4.59	3.79	3.12	2.60
Modified Duration (years)	12.54	7.73	5.89	4.17	3.87	3.27	2.75	2.33
Principal Window (months)	Oct27 - Jan29	Dec11 - Jun14	Dec08 - Sep10	Jul06 - Oct07	Mar06 - Apr07	Jul05 - May06	Nov04 - Sep05	Jun04 - Jan05
Yield @ Par	6.33	6.31	6.29	6.27	6.26	6.24	6.22	6.19

Class A-4 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	27.87	15.11	10.67	7.00	6.42	5.28	4.45	3.78
Modified Duration (years)	12.16	9.14	7.34	5.39	5.03	4.29	3.72	3.22
Principal Window (months)	Jan29 - Nov30	Jun14 - Sep20	Sep10 - Jul15	Oct07 - Dec10	Apr07 - Mar10	May06 - Oct08	Sep05 - Sep07	Jan05 - Dec06
Yield @ Par	6.86	6.85	6.83	6.81	6.81	6.79	6.78	6.76

Class A-5 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	29.18	21.36	15.86	10.54	9.67	7.94	6.68	5.73
Modified Duration (years)	12.04	10.72	9.26	7.21	6.79	5.89	5.16	4.56
Principal Window (months)	Nov30 - Jun31	Sep20 - Jun24	Jul15 - Nov18	Dec10 - Apr13	Mar10 - May12	Oct08 - Jul10	Sep07 - Mar09	Dec06 - Mar08
Yield @ Par	7.11	7.10	7.09	7.08	7.08	7.07	7.06	7.05

Class A-5 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	29.30	22.81	17.58	11.90	10.93	8.99	7.56	6.46
Modified Duration (years)	12.06	10.99	9.71	7.74	7.32	6.40	5.63	4.99
Principal Window (months)	Nov30 - Dec31	Sep20 - Nov30	Jul15 - Nov27	Dec10 – Jan21	Mar10 - Aug19	Oct08 - Aug16	Sep07 - Apr14	Dec06 - Jul12
Yield @ Par	7.11	7.11	7.12	7.12	7.12	7.11	7.11	7.10

Class A-IO (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	-	-	-	-	-	-	-	-
Modified Duration (years)	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06
Cashflow Window (months)	Mar02 – Aug04	Mar02 – Aug04	Mar02 – Aug04	Mar02 – Aug04	Mar02 – Aug04	Mar02 – Aug04	Mar02 – Aug04	Mar02 – Aug04
Yield @ 15.29736%	8.54	8.54	8.54	8.54	8.54	8.54	8.54	8.54

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	26.50	12.95	9.20	6.07	5.59	4.73	4.18	3.84
Modified Duration (years)	11.14	7.70	6.18	4.58	4.30	3.78	3.43	3.22
Principal Window (months)	Aug24 - Jun31	May08 - Jun24	Jun06 - Nov18	Mar05 - Apr13	Mar05 - May12	Mar05 - Jul10	Apr05 - Mar09	Apr05 - Mar08
Yield @ Par	7.58	7.56	7.54	7.52	7.51	7.50	7.48	7.48

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	26.50	12.95	9.20	6.07	5.59	4.73	4.19	3.84
Modified Duration (years)	11.14	7.70	6.18	4.58	4.30	3.78	3.43	3.22
Principal Window (months)	Aug24 - Jun31	May08 - Nov24	Jun06 - Apr19	Mar05 - Aug13	Mar05 - Sep12	Mar05 - Oct10	Apr05 - Jun09	Apr05 - May08
Yield @ Par	7.58	7.56	7.54	7.52	7.51	7.50	7.49	7.48

Class M-2 (to cal/maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	26.35	12.19	8.56	5.63	5.19	4.38	3.88	3.55
Modified Duration (years)	11.12	7.52	5.96	4.36	4.09	3.57	3.23	3.02
Principal Window (months)	Aug24 - Feb31	May08 - Feb22	Jun06 - Sep16	Mar05 - Oct11	Mar05 - Dec10	Mar05 - May09	Mar05 - Mar08	Mar05 - May07
Yield @ Par	7.58	7.56	7.54	7.51	7.51	7.49	7.48	7.47

Class B (to call/maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	115%	125%	150%	175%	200%
Average Life (years)	25.11	9.41	6.51	4.28	3.97	3.46	3.20	3.09
Modified Duration (years)	10.95	6.46	4.94	3.52	3.30	2.94	2.75	2.68
Principal Window (months)	Aug24 - Jul29	May08 - Sep15	Jun06 - Aug11	Mar05 - May08	Mar05 - Oct07	Mar05 - Oct06	Mar05 - Feb06	Mar05 - Jul05
Yield @ Par	7.58	7.55	7.53	7.49	7.48	7.46	7.45	7.45

Collateral Description

All information on the Mortgage Loans is approximate. The final numbers will be found in the prospectus supplement.

Pool Balance as of	1/1/02
Pool Principal Balance	$245,032,910.36
Average Principal Balance	$430,241.85
Range of Principal Balance	$95,920.00
	$1,470,000.00
WA Gross WAC	8.3052%
Range of Gross WAC	7.5000% - 10.5000%
WAM (mos)	358
WA Age (mos)	2
WA Original Term (mos)	360
Balloon / Fully Amortizing	0.23% / 99.77%
Credit Score	
Weighted Average	693
500 to 600	1.88%
600 to 700	57.66%
700 to 800	39.42%
800 to 900	0.36%
Not Available	0.68%
Original LTV	
Weighted Average	76.82%
Less than 40.01%	1.94%
40.01% to 50.00%	1.23%
50.01% to 60.00%	2.68%
60.01% to 70.00%	18.06%
70.01% to 80.00%	58.21%
80.01% to 90.00%	12.85%
90.01% to 100.00%	5.03%

Property Type	
Single Family Detached	72.35%
PUD	12.64%
Deminimus PUD	4.45%
Condominium (<5 Floors)	3.88%
Two Family	3.29%
Occupancy Status	
Owner Occupied	87.51%
Investor Property	8.74%
Second Home	3.58%
Documentation	
Full Documentation	34.72%
Reduced Documentation	31.18%
NINA	17.58%
Loan Purpose	
Purchase Money	50.83%
Cash-Out Refinance	31.91%
Rate/Term Refinance	17.26%
Geographic Concentration (> 5% of Total)	
California	40.41%
New York	6.99%

A4

Balance	$2,200,000.00	Delay	24
Coupon	7.1	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	*200 PSA*	*300 PSA*	*400 PSA*	*450 PSA*	*800 PSA*	*1600 PSA*	*2000 PSA*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-00	7.06	7.03	6.99	6.98	6.85	5.98	6.38
101-08	7.03	7.00	6.96	6.94	6.78	5.86	6.24
101-16	7.01	6.97	6.92	6.90	6.72	5.74	6.10
101-24	6.98	6.94	6.88	6.86	6.66	5.62	5.96
102-00	6.96	6.91	6.85	6.82	6.60	5.50	5.82
102-08	6.93	6.88	6.81	6.78	6.54	5.38	5.68
102-16	6.91	6.84	6.78	6.74	6.48	5.26	5.54
102-24	6.88	6.81	6.74	6.70	6.42	5.14	5.40
103-00	6.86	6.78	6.70	6.66	6.36	5.02	5.26
WAL	17.25	12.36	9.49	8.49	4.82	2.24	1.90
Mod Dum	9.73	8.03	6.73	6.21	3.97	2.02	1.74
Principal Wind	Dec18 - Oct19	Mar14 - Oct14	May11 - Nov1	Jun10 - Nov10	Nov08 - Jan07	May04 - May0	Jan04 - Jan04

Page 18 of 23

A5

Balance	$4,000,000.00	Delay	24
Coupon	7.1	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	200 PSA Yield	300 PSA Yield	400 PSA Yield	450 PSA Yield	800 PSA Yield	1600 PSA Yield	2000 PSA Yield
101-00	7.08	7.04	7.00	6.99	6.87	5.92	6.38
101-08	7.04	7.01	6.97	6.95	6.81	5.80	6.24
101-16	7.01	6.98	6.94	6.91	6.75	5.68	6.10
101-24	6.99	6.95	6.90	6.88	6.69	5.56	5.96
102-00	6.97	6.92	6.87	6.84	6.63	5.45	5.82
102-08	6.94	6.89	6.83	6.80	6.58	5.33	5.68
102-16	6.92	6.86	6.80	6.76	6.52	5.21	5.54
102-24	6.89	6.83	6.76	6.73	6.46	5.10	5.40
103-00	6.87	6.80	6.73	6.69	6.40	4.98	5.26
WAL	18.53	13.37	10.26	9.17	5.17	2.32	1.90
Mod Durn	10.09	8.43	7.11	6.57	4.21	2.09	1.74
Principal Wind	Oct19 - Aug21	Oct14 - Apr16	Nov11 - Dec12	Nov10 - Oct11	Jan07 - Jul07	May04 - Jun04	Jan04 - Jan04

A6

Balance	$2,000,000.00	Delay	24
Coupon	7.1	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	*200 PSA* Yield	*300 PSA* Yield	*400 PSA* Yield	*450 PSA* Yield	*800 PSA* Yield	*1600 PSA* Yield	*2000 PSA* Yield
101-00	7.07	7.04	7.02	7.00	6.89	5.92	6.38
101-08	7.05	7.02	6.98	6.97	6.83	5.80	6.24
101-16	7.02	6.99	6.95	6.93	6.78	5.68	6.10
101-24	7.00	6.96	6.92	6.90	6.72	5.57	5.96
102-00	6.98	6.93	6.89	6.86	6.67	5.45	5.82
102-08	6.95	6.91	6.85	6.83	6.61	5.33	5.68
102-16	6.93	6.88	6.82	6.79	6.56	5.22	5.54
102-24	6.91	6.85	6.79	6.76	6.51	5.10	5.40
103-00	6.88	6.82	6.76	6.72	6.45	4.99	5.26
WAL	20.00	14.57	11.19	10.00	5.58	2.32	1.90
Mod Durn	10.47	8.87	7.53	6.98	4.48	2.09	1.74
Principal Wind	Aug21 - Sep22	Apr16 - Mar17	Dec12 - Sep1	Oct11 - Jun12	Jul07 - Nov07	Jun04 - Jul04	Jan04 - Jan04

A7

Balance	$3,000,000.00	Delay	24
Coupon	7.1	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	200 PSA Yield	300 PSA Yield	400 PSA Yield	450 PSA Yield	800 PSA Yield	1600 PSA Yield	2000 PSA Yield
101-00	7.08	7.07	7.05	7.03	6.93	5.81	6.38
101-08	7.06	7.04	7.01	7.00	6.87	5.70	6.24
101-16	7.04	7.02	6.98	6.97	6.82	5.59	6.10
101-24	7.02	6.99	6.95	6.93	6.77	5.47	5.96
102-00	6.99	6.96	6.92	6.90	6.72	5.36	5.82
102-08	6.97	6.94	6.89	6.87	6.67	5.25	5.68
102-16	6.95	6.91	6.86	6.83	6.62	5.14	5.54
102-24	6.93	6.89	6.83	6.80	6.57	5.02	5.40
103-00	6.90	6.86	6.80	6.77	6.52	4.91	5.26
WAL	21.48	15.84	12.19	10.88	6.03	2.40	1.90
Mod Dum	10.81	9.30	7.96	7.39	4.77	2.16	1.74
Principal Wind	Sep22 - Jul24	Mar17 - Nov1	Sep13 - Jan1	Jun12 - Aug1	Nov07 - Jun0	Jul04 - Jul04	Jan04 - Jan04

A8

Balance	$2,750,000.00	Delay	24
Coupon	7.1	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	200 PSA Yield	300 PSA Yield	400 PSA Yield	450 PSA Yield	800 PSA Yield	1600 PSA Yield	2000 PSA Yield
101-00	7.11	7.11	7.09	7.08	6.99	5.91	6.38
101-08	7.09	7.08	7.06	7.05	6.94	5.80	6.24
101-16	7.06	7.06	7.03	7.02	6.90	5.69	6.10
101-24	7.04	7.03	7.01	6.99	6.85	5.57	5.96
102-00	7.02	7.01	6.98	6.96	6.80	5.46	5.82
102-08	7.00	6.98	6.95	6.93	6.76	5.35	5.68
102-16	6.98	6.96	6.92	6.90	6.71	5.24	5.54
102-24	6.96	6.93	6.89	6.87	6.66	5.13	5.40
103-00	6.93	6.91	6.86	6.84	6.62	5.02	5.26
WAL	23.50	17.76	13.73	12.25	6.72	2.44	1.90
Mod Durn	11.23	9.88	8.57	7.99	5.20	2.20	1.74
Principal Wind	Jul24 - Nov26	Nov18 - Feb2	Jan15 - Nov16	Aug13 - Apr15	Jun08 - Apr09	Jul04 - Aug04	Jan04 - Jan04

A9

Balance	$2,636,500.00	Delay	24
Coupon	7.1	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	*200 PSA*	*300 PSA*	*400 PSA*	*450 PSA*	*800 PSA*	*1600 PSA*	*2000 PSA*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-00	7.13	7.15	7.15	7.15	7.08	6.06	6.38
101-08	7.11	7.13	7.12	7.12	7.04	5.95	6.24
101-16	7.09	7.10	7.10	7.09	7.00	5.84	6.10
101-24	7.07	7.08	7.07	7.06	6.95	5.73	5.96
102-00	7.05	7.06	7.05	7.04	6.91	5.62	5.82
102-08	7.03	7.04	7.02	7.01	6.87	5.51	5.68
102-16	7.01	7.01	7.00	6.98	6.83	5.40	5.54
102-24	6.99	6.99	6.97	6.95	6.79	5.29	5.40
103-00	6.96	6.97	6.94	6.93	6.75	5.19	5.26
WAL	26.21	20.92	16.40	14.66	7.96	2.50	1.90
Mod Durn	11.71	10.68	9.46	8.89	5.91	2.24	1.74
Principal Wind	Nov26 - Feb30	Feb21 - Oct25	Nov16 - Jan21	Apr15 - Jan19	Apr09 - Apr11	Aug04 - Sep0	Jan04 - Jan04

February 25, 2002

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston Mortgage Securities Corp., CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-7

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Securities Corp. (the "Company"), we enclose herewith for filing three copies of the Company's Form for Submission of Paper Format Exhibits by Electronic Filers on Form SE, including as exhibits thereto "Computational Materials," as defined in the No-Action Letter of May 20, 1994 issued by the Securities and Exchange Commission (the "Commission") to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation and in the No-Action Letter of May 27, 1994 issued by the Commission to the Public Securities Association.

Please stamp the enclosed receipt copy of this letter and return it to our messenger.

Very truly yours,

Hays Ellisen

Enclosure

NY1 5149646v2

February 25, 2002

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston Mortgage Securities Corp., CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-7

RECEIPT COPY

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Securities Corp. (the "Company"), we enclose herewith for filing three copies of the Company's Form for Submission of Paper Format Exhibits by Electronic Filers on Form SE, including as exhibits thereto "Computational Materials," as defined in the No-Action Letter of May 20, 1994 issued by the Securities and Exchange Commission (the "Commission") to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation and in the No-Action Letter of May 27, 1994 issued by the Commission to the Public Securities Association.

Please stamp the enclosed receipt copy of this letter and return it to our messenger.

Very truly yours,

/s/ Hays Ellisen
Hays Ellisen

Enclosure